SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 3, 2003

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 Investor Presentation Materials.

ITEM 9. REGULATION FD DISCLOSURE

On December 3, 2003, Irwin Financial Corporation will make a presentation at the Friedman Billings Ramsey Investor Conference. A copy of this presentation, appearing in Exhibit 99.1, is furnished and not filed pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: December 3, 2003 By: /s/ GREGORY F. EHLINGER

GREGORY F. EHLINGER
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Investor Presentation Materials.

Irwin Financial

Friedman Billings Ramsey

Investor Conference

December 3, 2002

Irwin Financial

In our presentations to you today and in the course of answering your questions, we may make statements that are "forward-looking". Statements of our plans, initiatives, expectations, objectives, strategies, forecasts, expected results and similar expressions identify forward-looking information and can be identified by words such as “anticipate”, “expect”, “intend”, and similar expressions. These statements are not guarantees of future performance or events and our actual accomplishment of the plans we will discuss with you today involve certain risks and uncertainties that are difficult to predict. Therefore, actual future events may differ materially from what we discussed here today. Our results are affected by a variety of factors including, but not limited to changes in interest rates, consumer and commercial demand for credit, the credit quality of our borrowers and the levels of reserves for we have for losses reflected both in our allowance for loan and lease losses and in our valuation of home equity residuals, as well as changes in the secondary market for our products and funding sources, legislative as well as regulatory changes. For a more complete explanation of various factors that may affect our future results, we refer you to the risk factors and other cautionary language contained in our report on Form 10-K, 10-Q and Form 8-K, which are on file with the SEC.

Irwin Financial Corporation

- Corporate strategy
- Financial performance
- Product and channel strategies
- The road ahead

Irwin Financial Corporation

- Diversified banking services
  - Small businesses→ commercial loans and leases
  - Consumers→ first mortgages and home equity loans
  - US and Canadian markets
- $575 million net revenues, $5.1 billion assets, plus
  - $0.7 billion in owned managed assets off balance sheet (credit risk)
  - Additional $28.5 billion 1st Mortgage Servicing Rights (no credit risk)
- High insider ownership
  - 44% Directors and Officers
  - 33% Institutions
  - 23% Retail

Irwin Financial

What Makes Us Different?

- Historical strong earnings and rates of return
  - Long-term targets: Double digit EPS growth and 15% ROE
  - EPS CAGR since 1990 of 21%
  - 12 consecutive years with ROE at or above 15%
- Our balanced revenue strategy
  - Balance between mortgage production and servicing
  - Balance between mortgage banking and portfolio businesses
- Internal capital generation to support growth in portfolio businesses
  - Reinvesting in commercial and consumer portfolios—traditionally higher multiple segments
  - Strong balance sheet for future growth

Irwin Financial

Creating Long-Term Value


Identify Under Served Niches in Banking
Hire Exceptional Management with Niche Expertise
Diversify Capital and Earnings Risk
Reinvest in New Opportunities
Creditworthy, Profitable Growth

Total Assets By Product Line



$ Billions
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1998
1999
2000
2001
2002
9/30/2003
1st Mortgage
Home Equity
Commercial Banking
Commercial Finance
Venture Capital

Total Assets $Billions	$1.9	$1.7	$2.4	$3.4	$4.9	$5.1

Consolidated Net Income


$ Millions
70
60
50
40
30
20
10
0
35
30
25
20
15
10
5
0
Home Equity GOS Transition & Recession/ Falling Rates
Asian and Russian Debt Crisis/ Falling Rates
Rising Rates
Regional Real Estate Deflation
Rising Rates
Falling Rates
Recession
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
YTD 03

* IFC's internal estimate of at least $2.25/share

Irwin Financial

Earnings Per Share



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
10yr CAGR = 13%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003 *

* IFC's internal estimate of at least $2.25/share

Irwin Financial

Consolidated EPS and ROE



Net Income
$ Millions
ROE %
72
60
48
36
24
12
0
30
25
20
15
10
5
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
*

*** Based on IFC's internal estimate of at least $2.25/share**

Irwin Financial

Post Mortgage Refi-Boom Profitability

- Expanded commercial and consumer portfolios
- Expanded core deposits
- Added correspondent mortgage channel
- Significant servicing portfolio growth
- Tightened credit standards in home equity portfolio—anticipate lower credit costs going forward

Irwin Financial Corporation

- Corporate strategy
- Financial performance
- Product and channel strategies

Commercial Banking

- Commercial lending, cash management, and private banking needs of small businesses and owners
  - Growth segment of economy
  - Customers who value personalized service
  - 7 Midwest and Intermountain States
- Loan Portfolio of $2.0 billion at 09/30/03

Commercial Banking

- Criteria for market selection
  - Diverse, growing metropolitan economy
  - Disruption from consolidation
  - Experienced local management
    - Avg. 17 years experience in market
- Combination of size and flexibility
  - People-led strategy
  - Backed by technology
- Strong credit function and reserves to NPLs

Commercial Banking Loan Growth



Portfolio integration & slowing economy
Seasoned loan relationships—new to Irwin
$ Millions
2000
1500
1000
500
0
34%
59%
60%
70%
25%
11%
1995
1996
1997
1998
1999
2000
2001
2002
YTD 03

Irwin Financial

Core Deposit Growth



$ Millions
1800
1500
1200
900
600
300
0
CAGR 21% Since 1995
20%
65%
34%
17%
1995
1996
1997
1998
1999
2000
2001
2002
9/30/2003

Irwin Financial

Commercial Banking Charge-Offs and Reserves


% of Total Loans
1.50
1.00
0.50
0.00
1995
1996
1997
1998
1999
2000
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
Long-term pricing assumptions
Reserves
Annualized Charge-Offs

Irwin Financial

Commercial Finance

- <u>Vendor-based</u> small ticket equipment leasing (full-payout) in US and Canada
  - Exited broker-sourced small ticket
- Quick Service Restaurant franchise leasehold improvement financing in US
- Market positioning based on service orientation rather than price
- Credit issues isolated in start-up broker portfolio—other portfolios at or above our expectations

Mortgage Lending

- Conforming first mortgage loans
  - No retained credit risk
  - All sold with GSE or government agency enhancement
- Last twelve months originations of $24 billion
- $28.5 billion servicing portfolio

Irwin Financial

Mortgage Lending

- Non-Traditional Customer Segments
  - First time homebuyers
  - Production and servicing platforms tailored to needs of minority borrowers. As of 2Q03,
    - **25th largest originator overall**, but
      - 18th largest originator to Hispanic community
      - 14th largest originator to African American community
    - **10th largest GNMA issuer** (as of 10/03)
- New Correspondent Lending Channel
  - Serving small correspondents
  - YTD03 originations $5.6 billion
  - Greater operating leverage than retail or broker—easier to scale through interest rate changes

Irwin Financial

Industry Volume



$ Billions
3500
3000
2500
2000
1500
1000
500
0
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
Total Originations

Actual and MBA forecast

Irwin Financial

Servicing Portfolio


$ Billions
30.0
24.0
18.0
12.0
6.0
0.0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
YTD 03
Government/State Servicing
Conventional Servicing

Irwin Financial

Industry Volume



$ Billions
3500
3000
2500
2000
1500
1000
500
0
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
CAGR 9%
Total Originations
Refinance
Purchase

Actual and MBA forecast

Irwin Financial

Growth Drivers - Demographics


Projected Household Formation 2000 - 2010
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
White
Hispanic
Black
Asian
Total
Avg Annual New Households
CAGR

Source: JCHS, "2003 State of the Nation's Housing"

Irwin Financial

Growth Drivers - Homeownership



Percent of Population Owning Homes
75.0
70.0
65.0
60.0
55.0
50.0
45.0
40.0
35.0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
White
Black
Hispanic
Asian/Other

Source: JCHS, "2003 State of the Nation's Housing"

1st Mortgage Changes Since 1999-2000

- Correspondent lending channel
- Shift in channel mix away from high fixed cost retail
- Several new production offices in midst of ramp-up
- Established retail loan processing centers
- Higher production margins at end of refi period
- Developed marketing/product development skills

Irwin Financial

Home Equity Lending

- Hybrid unsecured lender and mortgage bank
  - HLTV for prime and near-prime customers
  - Underwritten as unsecured credit
    - » Losses have been > 1st mortgages; < credit cards
- Niche strategy -- target creditworthy homeowners
  - Large, underserved market—potential larger with every 1st mortgage refinance wave
  - $1.5 billion owned, managed portfolio at 09/30/03
  - Strong servicing function—"Above Average" ratings from NRSROs

Irwin Financial

Home Equity Loan Portfolio



$ Millions
3000
2500
2000
1500
1000
500
0
1998
1999
2000
2001
2002
YTD 03
Portfolio with Credit Risk
Serviced for Others

Irwin Financial

Balanced Revenue Strategy



Mortgage Banking
Production
Servicing
Commercial Banking
Home Equity Lending
Commercial Finance

When Interest Rates Fall Due to a Weak Economy

Irwin Financial

Balanced Revenue Model


Mortgage Banking
Production
Servicing
Commercial Banking
Home Equity Lending
Commercial Finance

When Interest Rates Rise

Due to a Strengthening Economy

Irwin Financial

Creating Capital for Growth

Constraint on balance sheet growth without changing leverage or dilution:

Growth Rate = Return on Equity – Payout Ratio

Non-Capital Intensive LOB	Capital Intensive "Portfolio" LOBs		
Mortgage Banking	**Commercial Banking**	**Home Equity Lending**	**Commercial Finance**
Avg. ROE ***49%***	**Avg. ROE** ***13%***	**Avg. ROE** ***12%***	**Avg. ROE** ***Start-up: Target 15%***
CAGR in Balance Sheet* ***12%***	**CAGR in Balance Sheet*** ***32%***	**CAGR in Balance Sheet*** ***25%***	

Capital

* Figures are for period from 12/98 to 9/03 and calculated under capital rules in existence at time of original report. CAGR in Balance Sheet represents change in risk-based assets.

Irwin Financial

Long-term Continuing Opportunities

Trend	Response
Formation of new business; Banking consolidation	Commercial Banking; Commercial Finance
Demographics and growth of 1st time homeowners	First Mortgages
Consolidating unsecured debt	Home Equity

What Makes Us Different?

- Historical strong earnings and rates of return
  - Long-term targets: Double digit EPS growth and 15% ROE
  - EPS CAGR since 1990 of 21%
  - 12 consecutive years with ROE at or above 15%
- Our balanced revenue strategy
  - Balance between mortgage production and servicing
  - Balance between mortgage banking and portfolio businesses
- Internal capital generation to support growth in portfolio businesses
  - Reinvesting in commercial and consumer portfolios—traditionally higher multiple segments
  - Strong balance sheet for future growth

Irwin Financial

Irwin Financial

Questions